Exhibit 99.1

Zymeworks Reports Second Quarter 2017 Financial Results

Vancouver, Canada, (August 8, 2017) – Zymeworks Inc. (“Zymeworks”) (NYSE: ZYME; TSX: ZYME) a clinical-stage biopharmaceutical company dedicated to the discovery, development and commercialization of next-generation multifunctional biotherapeutics, initially focused on the treatment of cancer, today reported financial results for the second quarter ended June 30, 2017.

“During the second quarter, in addition to the completion of our initial public offering, we made significant progress on our clinical and partnered programs,” said Ali Tehrani, Ph.D., Zymeworks’ President & CEO. “We presented detailed dose escalation data at ASCO demonstrating safety and anti-tumor activity for ZW25. We also announced progress in our collaboration with Eli Lilly as they nominated two drug candidates for late-stage preclinical development. This highlights the continual advancement of therapeutic programs being developed by our Pharma partners towards the clinic.”

Second Quarter Highlights:

•	Completion of Initial Public Offering and listing on the NYSE and TSX
•	Presentation of dose escalation data for ZW25 at ASCO 2017
•	Collaborator Eli Lilly announced the nomination of two drug candidates for late-stage, preclinical development

Zymeworks closed its initial public offering of 4,500,000 million shares on May 3, 2017. Subsequently with the partial exercise of the over-allotment option, the company raised gross proceeds of over $63 million.

Zymeworks presented dose escalation data from the Phase 1 study of ZW25 at ASCO. Patients were treated with weekly ZW25 at 5, 10, and 15 mg/kg in cycles of 4 weeks each. ZW25 was well-tolerated at all dose levels, with no dose-limiting toxicities. Durable single-agent anti-tumor activity was seen with patients having received up to 8 cycles of treatment at the time of data cut-off. In 14 response-evaluable patients (defined as undergoing at least one tumor restaging), best overall response was 2 partial response, 4 stable disease, and 8 progressive disease. The majority of patients with measurable disease had a decrease in the size of target lesions.

The company also announced that its collaborator Eli Lilly has advanced two product candidates using Zymeworks’ proprietary Azymetric platform into late-stage preclinical development under the terms of its licencing and collaboration agreements. Zymeworks continues to work closely with Lilly in the development of other novel immune modulating bispecific antibody therapeutics.

Second Quarter Ended June 30, 2017 Financial Results

All amounts are in U.S. dollars. Zymeworks’ unaudited condensed consolidated financial statements are prepared in accordance with accounting principals generally accepted in the United States (“U.S. GAAP”).

Revenues for the three months ended June 30, 2017 were $1.3 million compared to $6.3 million for the same period of 2016. Revenue for the six months ended June 30, 2017 were $1.6 million compared to $6.6 million for the same period of 2016.  The decrease in collaboration revenue of $5.0 million for the three months ended June 30, 2017 compared to the same period in 2016 is due to the non-recurring $6.0 million technology access fee from GSK received in 2016 at the start of our Second Licensing and Collaboration Agreement with GSK. This was partially offset by the $1.0 million development milestone revenue we received from Daiichi Sankyo in 2017 resulting a net decrease of $5.0 million in revenue.

Research and development expenditures for the three months ended June 30, 2017 were $8.3 million, compared to $10.2 million for the same period in 2016. Research and development expenditures for the six months ended June 30, 2017 were $17.3 million, compared to $18.1 million for the same period in 2016. During the three months ended June 30, 2017, our research and development expenditures decreased by $1.9 million, compared to the same period in 2016. This was primarily due to a decrease in preclinical costs for ZW33, and lower partnered program activities performed by Zymeworks as activities shift to our collaborators as the projects advance. This decrease was partially offset by higher ZW25 costs mainly driven by higher clinical activities in 2017.

General and administrative expenses for the three months ended June 30, 2017 were $2.3 million compared to $2.7 million for the same period in 2016. General and administrative expenses for the six months ended June 30, 2017 were $8.5 million compared to $4.7 million for the same period in 2016. General and administrative expense decreased for the three months ended June 30, 2017 by $0.4 million, compared to the same period in 2016, primarily due to a decrease in compensation costs. The compensation decrease was the result of a decrease in the non-cash fair value of certain option awards classified as liability for accounting purposes under U.S. GAAP. This was partially offset by increase in depreciation expenses, professional fees and other administrative expenses.

Net loss for the three months ended June 30, 2017 was $11.0 million. Zymeworks expects that over the next several years, research and development expenditures will increase in connection with the ongoing development of product candidates and other clinical, preclinical and regulatory activities.

As of June 30, 2017, Zymeworks had $62.5 million in cash and cash equivalents and short-term investments. We closed our IPO on May 3, 2017, pursuant to which we received net proceeds of approximately $54.4 million, after underwriting discounts, commissions and estimated offering expenses. We expect to continue to receive additional reimbursements from our existing and future research collaborations for research and development services rendered and additional milestone payments. However, our ability to receive these milestone payments is dependent upon our ability to successfully complete specified research and development activities and therefore is uncertain at this time.

Second Quarter Conference Call

Zymeworks will host a conference call today at 4:30 p.m. ET (1:30 p.m. PT) to discuss these second quarter financial results and provide a corporate update.

The live call may be accessed by dialing 1-800-319-4610 for North American callers, or 1-604-638-5340 for international callers. Callers should dial in five to ten minutes prior to the scheduled start time, and ask to join the Zymeworks conference call. A telephone replay of the conference call will be available by dialing 1-800-319-6413 or 1-604-638-9010 and entering access code 1602. The replay will be available after the conclusion of the conference call until August 22, 2017.

About Zymeworks Inc.

Zymeworks is a clinical-stage biopharmaceutical company dedicated to the discovery, development and commercialization of next-generation multifunctional biotherapeutics, initially focused on the treatment of cancer. Zymeworks’ suite of complementary therapeutic platforms and its fully-integrated drug development engine provide the flexibility and compatibility to precisely engineer and develop highly-differentiated product candidates. Zymeworks’ lead product candidate, ZW25, is a novel bispecific antibody currently being evaluated in an adaptive Phase 1 clinical trial.  Zymeworks is also advancing a deep pipeline of preclinical product candidates and discovery-stage programs in immuno-oncology and other therapeutic areas. In addition to Zymeworks’ wholly-owned pipeline, its therapeutic platforms have been further leveraged through multiple strategic partnerships with global biopharmaceutical companies.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of Canadian securities laws, or collectively, forward-looking statements. Forward-looking statements include statements that relate to our expected research and development expenditures and other information that is not historical information. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking. All forward-looking statements are based upon our current expectations and various assumptions. We believe there is a reasonable basis for our expectations and beliefs, but they are inherently uncertain. We may not realize our expectations, and our beliefs may not prove correct. Actual results could differ materially from those described or implied by such forward-looking statements as a result of various factors, including, without limitation, market conditions and the factors described under “Risk Factors” in our registration statement on Form F-1 and in our supplemented PREP prospectus dated April 27, 2017 filed in connection with our initial public offering on May 3, 2017 (copies of which filings may be obtained at www.sec.gov and www.sedar.com). Consequently, forward-looking statements should be regarded solely as our current plans, estimates and beliefs. You should not place undue reliance on forward-looking statements. We cannot guarantee future results, events, levels of activity, performance or achievements. We do not undertake and specifically decline any obligation to update, republish or revise any forward-looking statements to reflect new information, future events or circumstances or to reflect the occurrences of unanticipated events, except as may be required by law.

Contact:

Investor Inquiries:
David Matousek
Senior Manager, Investor Relations & Corporate Communications
(604) 678-1388
ir@zymeworks.com